

Mail Stop 4561

September 13, 2016

W. Bryan Hill
Chief Financial Officer
Realpage, Inc.
4000 International Parkway
Carrollton, Texas 75007-1951

> **Re:     Realpage, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-34846**

Dear Mr. Hill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 8. Stock-based Compensation

Stock Option Awards, page 91

1.     You disclose on page 92 that you arrive at a volatility rate after considering your expected and historical volatility rates and the volatility rates of publically traded peers.  As the company has been a public company since 2010, please tell us why you believe this methodology is appropriate.  In this regard, tell us what your estimated expected volatility would have been for each year presented if you only considered the company's expected and historical volatility rates and not the volatility rates of your peers.  Further, explain why you did not use these company only rates in estimating the fair value of your stock options for those respective periods.  Lastly, tell us when you no longer intend to

consider the volatility rates of publically traded peers in this estimate. We refer you to ASC 718-10-55-37 and question 6 in SAB Topic 14.D.1.

Note 9. Commitments and Contingencies

Litigation, page 95

2.      You disclose specific litigation and investigation matters and state that you have accrued amounts for estimated settlement losses related to legal matters as of December 31, 2015. With regards to both the matters disclosed as well as any other litigation matters in which you are involved, please tell us and disclose in future filings whether you believe there is a reasonable possibility that losses or losses exceeding amounts already recognized may have been incurred and if so, disclose the estimated losses or additional losses or range of losses, or state, if true, that such an estimate cannot be made. We refer you to ASC 450-20-50 paragraphs 3 through 5. Also, in future filings ensure you include your policy disclosure for accounting for litigation contingencies as described in your response letter dated July 18, 2012 and as included in previous filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Melissa Kindelan, Staff Accountant, at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters.  If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services